UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IntraLinks Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46118H104

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 46118H104

1.	NAMES OF REPORTING PERSONS TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.

CITIZENSHIP OR PLACE OF ORGANIZATION

    TA X L.P.

    TA Atlantic and Pacific V L.P.

    TA Strategic Partners Fund II L.P.

    TA Strategic Partners Fund II A L.P.

    TA Subordinated Debt Fund II L.P.

    TA Investors II L.P.

Delaware Delaware Delaware Delaware Delaware Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.	7,071,967 1,616,563 175,885 6,161 339,932 148,326
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.	7,071,967 1,616,563 175,885 6,161 339,932 148,326
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.		7,071,967 1,616,563 175,885 6,161 339,932 148,326
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.		13.05% 2.98% 0.32% 0.01% 0.63% 0.27%
12.	TYPE OF REPORTING PERSON (see instructions) Six Limited Partnerships

13G

CUSIP No. 46118H104

Item 1.	(a)	Name of Issuer

IntraLinks Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

150 East 42nd Street, 8th Floor New York, NY 10017

Item 2.	(a)	Name of Person Filing

TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.

	(b)	Address of the Principal Office or, if none, Residence

c/o TA Associates, Inc. John Hancock Tower 200 Clarendon Street, 56th Floor Boston, MA 02116

	(c)	Citizenship

Not Applicable

	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

	(e)	CUSIP Number

46118H104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable

13G

CUSIP No. 46118H104

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.		7,071,967 1,616,563 175,885 6,161 339,932 148,326

	(b)	Percent of class:

		TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.		13.05% 2.98% 0.32% 0.01% 0.63% 0.27%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote.

			TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.	7,071,967 1,616,563 175,885 6,161 339,932 148,326

		(ii)	Shared power to vote or to direct the vote.

None

		(iii)	Sole power to dispose or to direct the disposition of.

			TA X L.P. TA Atlantic and Pacific V L.P. TA Strategic Partners Fund II L.P. TA Strategic Partners Fund II A L.P. TA Subordinated Debt Fund II L.P. TA Investors II L.P.	7,071,967 1,616,563 175,885 6,161 339,932 148,326

		(iv)	Shared power to dispose or to direct the disposition of.

None

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

13G

CUSIP No. 46118H104

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA X L.P., TA Atlantic and Pacific V L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II A L.P., TA Subordinated Debt Fund II L.P., and TA Investors II L.P., hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of IntraLinks Holdings Inc.

Dated: February 14, 2012

TA X L.P.
By:	TA Associates X L.P., its General Partner
By:	TA Associates, Inc., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Atlantic and Pacific V L.P.
By:	TA Associates AP V L.P., its General Partner
By:	TA Associates, Inc., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund II L.P.
By:	TA Associates SPF II L.P., its General Partner
By:	TA Associates, Inc., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund II A L.P.
By:	TA Associates SPF II L.P., its General Partner
By:	TA Associates, Inc., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Subordinated Debt Fund II L.P.
By:	TA Associates SDF II L.P., its General Partner
By:	TA Associates, Inc., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Investors II L.P.
By:	TA Associates, Inc., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer